Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

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www.sewkis.com

July 17, 2018

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Cap Fund, Inc.
- AB All China Equity Portfolio
Post-Effective Amendment No. 255
File Nos. 2-29901 and 811-01716

Dear Mr. Oh:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced post-effective amendment to the registration statement filed on May 4, 2018 (the “Post-Effective Amendment”), on Form N-1A for AB All China Equity Portfolio (the “Fund”), a series of AB Cap Fund, Inc. (“Registrant”). You provided the Staff’s comments to me by telephone on June 19, 2018.

The Staff’s comments and our responses thereto are set forth below. The changes referenced in the responses will be reflected in a Rule 497 filing made prior to the commencement of Fund operations.

General

Comment 1:	Please ensure that the facing sheet of Registrant’s next post-effective amendment includes the following: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:	The facing sheet of the Post-Effective Amendment indicates that the approximate date of the proposed public offering is 75 days after the filing of the Post-Effective Amendment, which is July 18, 2018, and that Class A, Class C, Advisor Class, Class R, Class K, Class I and Class Z shares of the AB All China Equity Portfolio are being registered.

Comment 2:	Include ticker symbols on the cover page of the Prospectus.

Response:	The ticker symbols will be included on the cover page of the final Prospectus, which will be included in the Rule 497 filing.

Prospectus

Summary Information

Comment 3:	Confirm supplementally that the contractual fee waiver will be effective for a period of at least one year and that the contractual fee waiver for the Fund may be terminated only by the Fund board prior to the expiration date.

Response:	Registrant confirms that the contractual fee waiver will be effective for a period of at least one year and may be terminated only by the Fund board prior to the expiration date.

Comment 4:	The Fund’s disclosure states that “[a]ny fees waived and expenses borne by the Adviser may be reimbursed by the Fund until the end of the third fiscal year after the fiscal period in which the fee was waived or the expense was borne . . . .” This sentence should be revised to indicate that the investment adviser may only recoup from the Fund amounts waived or reimbursed within three years from the date that the waiver or reimbursement occurred, provided that the recoupment would not cause the Fund to exceed the expense cap that was in effect at the time of the reimbursement.

Response:

The Staff comment suggests that it would not be appropriate for the Fund’s operating expenses table to show total annual operating expenses net of waived fees where the recoupment may occur during the period specified in the Fund’s prospectus disclosure. Registrant believes that the current structure for recoupment as reflected in the Fund’s prospectus disclosure complies with applicable SEC rules and accounting pronouncements.  Registrant, on behalf of other funds advised by the Adviser, has previously responded in detail to this comment (see, for example, the response dated March 9, 2017, to the Staff's comments on Post-Effective Amendment Nos. 221 and 222 to the Registration Statement of AB Cap Fund, Inc.).[1]

Registrant notes that Instruction 3(e) to Item 3 of Form N-1A indicates that the operating expenses table may reflect the amount of the expense reimbursement or fee waiver, and the fund’s net expenses after subtracting the fee reimbursement/expense waiver from total fund operating expenses, provided the expense reimbursement/fee waiver agreement is effective for a period of no less than one year from the effective date of the fund’s registration statement. This requirement is supplemented by the Staff’s response to Question 6 of the Q&A Letter on Form N-1A, dated October 2, 1998, which requires the expense limitation/fee waiver arrangement to be contractual. These requirements for reflecting a fund’s net expenses are not conditioned, however, on the duration of any recoupment provision of the expense reimbursement/fee waiver agreement.

The disclosure will not be revised in response to this comment.

Comment 5:	Consider disclosing that the Fund does not provide portfolio turnover because the Fund is new and has not commenced operations.

Response:	Registrant has considered adding disclosure addressing portfolio turnover and determined that no additional disclosure is warranted at this time due to the anticipated extent of the Fund’s trading.

________________

1 See AB Cap Fund, Inc., File Nos. 2-29901 and 811-01716, EDGAR Correspondence filed on March 9, 2017, SEC Accession No. 0000919574-17-002611.

Comment 6:	Disclosure under “Principal Strategies” states that a company will be considered to be economically tied to China if it: (i) is domiciled or organized in China; (ii) has an established presence and conducts business in China; or (iii) conducts a significant part of its economic activities in China. Review the second and third prongs of this test in view of the guidance in the SEC’s adopting release for Rule 35d-1, Investment Company Names, Investment Company Act Release No. 24828 (Jan 17, 2001) (the “Adopting Release”), in particular footnote 24. It is not clear that the Fund has established appropriate criteria under Rule 35d-1 to select investments economically tied to China.

Response:	The Adopting Release states that, as proposed, Rule 35d-1 would have required funds with names that suggest a focus of their investments in a particular country or geographic region to invest in securities that met one of three criteria specified in the rule. Footnote 24 of the Adopting Release states that, specifically, the investment would have to have been in: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company's name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region.

Registrant notes that the SEC declined to adopt the specific three proposed criteria and adopted a disclosure approach that allows an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company's assets to the economic fortunes and risks of the country or geographic region indicated by its name. We further note that Rule 35d-1(a)(3)(ii) states that a fund must disclose in its prospectus “the specific criteria used by the Fund to select these investments.”

Registrant has reviewed its disclosure in light of the foregoing.  While it believes its current disclosure complies with the Rule, the Fund nonetheless will revise its disclosure to modify its criteria for what constitutes an investment in China. The Fund, however, will not adopt all of the specific criteria referenced in footnote 24 of the Adopting Release.  The Fund’s revised disclosure will be stated as follows:

A company will be considered to be economically tied to China if it: (i) is domiciled or organized in China; (ii) has securities that are traded principally in China; or (iii) conducts a substantial part of its economic activities in China.

Comment 7:	As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the “ICI Letter”), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund’s intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	Registrant believes that the current disclosure is consistent with the guidance provided in the ICI Letter.

Comment 8:	Explain supplementally whether derivatives count towards the Fund’s 80% investment policy bucket, and, if so, how such derivatives will be valued.

Response:	Registrant confirms that derivatives count towards the Fund’s 80% investment policy bucket. The disclosure under “Principal Strategies” reflects a policy to invest at least 80% of the Fund’s net assets in equity securities of companies economically tied to China, and equity securities are defined to include derivative instruments related to equity securities. For such purpose, derivative positions are valued based on market value.

Comment 9:	Disclosure under “Principal Strategies” states that the Fund may invest in various types of equity securities such as preferred stock, depositary receipts and REITs but includes no corresponding risk disclosure. Provide corresponding risk disclosure, which should appear in the Fund Summary and later in the Prospectus.

Response:	The instruments described as equity securities are intended to provide more information about the Fund’s principal strategy of investing in equity securities, and the disclosure is not necessarily meant to suggest that each of the instruments individually constitutes a principal strategy. Registrant, however, will revise the Prospectus to include certain disclosures specific to depositary receipts under “Principal Risks.” Registrant notes that the section “Additional Information About the Fund’s Risks and Investments” contains risk disclosures regarding investing in the types of equity securities cited in the Fund Summary, including preferred stock, depositary receipts and REITs.

Comment 10:	The risk bullet for “Foreign (Non-U.S.) Risk” under “Principal Risks” cites investments in emerging market countries, but emerging markets are not cited under “Principal Strategies.” There should be corresponding disclosure for emerging markets under “Principal Strategies.” Disclose the method for determining how a country is determined to be an emerging market country.

Response:	Disclosure under “Principal Strategies” and “Principal Risks” refers to investments in China, and China is identified as an emerging market country in the risk bullet for “Foreign (Non-U.S.) Risk”. Registrant believes that this characterization of China as an emerging market in the Fund Summary is clear and evident. The Prospectus will not be revised in response to this comment.

In addition, the section “Additional Information About the Fund’s Risks and Investments – Foreign (Non-U.S.) Securities” discloses how the Adviser determines emerging market countries, which includes reference to classifications by the World Bank.

Comment 11:	Under the risk bullet for “Liquidity Risk” under “Principal Risks,” consider disclosing liquidity risk of China A shares.

Response:	Registrant notes that the risk bullet for “China/Single Country Risk” under “Principal Risks” specifically addresses liquidity of China A shares. Registrant believes that such disclosure is sufficient and appropriately located.

Additional Information About the Fund’s Risks and Investments

Comment 12:	Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (“IM Guidance Update 2014-08”).

Response:	Registrant has reviewed IM Guidance Update 2014-08. The Fund’s principal strategies and risks are identified in the Fund Summary. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” This instruction permits the Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 13:	Please clarify under “Additional Risks and Other Considerations” whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08.

Response:	Please see response to Comment 12.

Investing in the Fund

Comment 14:	With respect to the section “How to Sell or Redeem Shares,” please confirm that the disclosures relating to shareholder redemption requests that are required by Item 11(c)(7) and Item 11(c)(8) of Form N-1A are included.

Response:	Registrant has reviewed Item 11(c)(7) and Item 11(c)(8) and confirms that appropriate disclosures are included in the Prospectus.

Comment 15:	The section “How to Sell or Redeem Shares” discussed in-kind redemptions. Please consider clarifying the disclosure to indicate whether in-kind redemptions will be pro rata slices of Fund assets, individual securities or representative baskets (see Inv. Co. Act Rel. No. 32315, October 11, 2016 at 294).

Response:	Registrant believes that the current disclosure regarding in-kind redemptions is consistent with Item 11(c)(8) of Form N-1A. Registrant further believes that it is not practical to provide more precise information about in-kind redemptions that may or may not occur in the future, without knowing the specific circumstances.

Appendix A

Comment 16:	In the second-to-last sentence of the first paragraph under “Hypothetical Investment and Expense Information,” disclose the basis for the change from directing the investor to obtain fee and expense information from the AB website (previous filings) to the FINRA website (current filing) for such information.

Response:	The availability of certain fee and expense information on the AB website was required pursuant to a market timing settlement order (“Order”) with the Attorney General of the State of New York (“NYSAG”). Such information is no longer required to be posted on the AB website under the amended Order with the NYSAG and in lieu of such disclosure the amended order requires the referenced disclosure concerning FINRA.

Appendix B

Comment 17:	For “Appendix B – Financial Intermediary Waivers” of the Prospectus, confirm that the Funds have identified all financial intermediaries that have specific sales charge waivers for any share classes.

Response:	Registrant will not include Appendix B in the Rule 497 filing that will be made prior to the commencement of Fund operations because, in the immediate future, no financial intermediaries that have specific sales charge waivers will be involved in selling the Fund.

Comment 18:	For “Appendix B – Financial Intermediary Waivers” of the Prospectus, delete the reference to CDSC waivers on Class B shares because the Fund does not offer Class B shares.

Response:	Please see response to Comment 17.

Statement of Additional Information (“SAI”)

Comment 19:	Provide additional disclosure in the “Investment Restrictions” section relating to the 1940 Act and applicable laws that describes the limitations on Fund investments; in particular, describe the current 1940 Act limitations referenced in the fundamental investment policies.

Response:	Registrant believes that the disclosure appropriately reflects the Fund’s fundamental and non-fundamental investment policies as approved by its Board of Directors. The SAI will not be revised in response to this comment.

Comment 20:	In the fourth paragraph under “Management of the Fund – Board of Directors Information – Experience, Skills, Attributes, and Qualifications of the Fund’s Directors,” consider dividing the disclosure on director experience into separate paragraphs, in light of “plain English” requirements.

Response:	Registrant believes that the disclosure is “clear, concise and understandable” and consistent with the plain English directive. The SAI will not be revised in response to this comment.

Comment 21:	In the fourth paragraph under “Purchase of Shares – Payments to Financial Advisors and Their Firms,” review the references to different classes and confirm the disclosure is accurate.

Response:	The SAI will be revised in response to this comment.

Comment 22:	Confirm that all missing data will be properly completed or updated as required in accordance with Form N-1A.

Response:	Registrant confirms that it will file a completed SAI under Rule 497 prior to the commencement of Fund operations.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq.
Eric C. Freed, Esq.
Paul M. Miller, Esq.